Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands except ratios)

	06	07	08	09	10	6 mos. ended 2/28/2010	6 mos. ended 2/28/2011	LTM ended 2/28/2011
FIXED CHARGES (1)
Interest expensed and capitalized	$24,645	$28,178	$36,934	$36,006	$35,177	$17,183	$17,792	$35,786
Amortized premiums related to indebtness	1,429	1,083	424	385	333	167	166	332
Operating lease expense	10,876	11,094	11,564	11,342	12,107	5,541	6,068	12,634
Estimate of interest within rental expense	3,622	3,694	3,851	3,777	4,032	1,845	2,021	4,207

Total Fixed Charges	29,696	32,955	41,209	40,168	39,542	19,195	19,979	40,325
EARNINGS (1)
ADD
Pretax income (loss)	108,463	145,386	(85,390)	64,262	(114,780)	(75,690)	(12,201)	(51,291)
Fixed Charges	29,696	32,955	41,209	40,168	39,542	19,195	19,979	40,325

TOTAL EARNINGS	$138,159	$178,341	$(44,181)	$104,430	$(75,238)	$(56,495)	$7,778	$(10,966)
RATIO OF EARNINGS TO FIXED CHARGES	4.7	5.4	—	2.6	—	—	—	—

(1)	Represents amounts attributable to United Refining Company’s stockholder.